SIMPSON MANUFACTURING CO., INC. 5956 W. Las Positas Boulevard Pleasanton, California 94588 925/560-9000 • FAX: 925/833-1499

Re:	Simpson Manufacturing Co., Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed May 8, 2012
File No. 1-13429

June 28, 2012

United States Securities and Exchange Commission

Washington DC 20549

Attention:              Mr. Rufus Decker /Ms. Lisa Etheredge

Dear Sir/Madam:

We have received your comment letter dated June 26, 2012, with respect to the Company’s above-listed filings.  The Company is currently using all reasonable efforts to prepare a response.  However, key members of the Company’s senior management are currently traveling, including both the Company’s Chief Executive Officer and Chief Financial Officer, and such persons are therefore at this time unable to give due and proper attention to the response.  It would therefore be unduly burdensome for the Company to have to respond within ten business days of such letter dated June 26, 2012.  The Company accordingly has requested additional time to respond and intends to provide a response to you on or prior to July 18, 2012.

Very truly yours,

/s/ Jeff Mackenzie
Jeff Mackenzie
Vice President
Simpson Manufacturing Co., Inc.